CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

September 30, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Realty Income Solutions, Inc.

Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of Apollo Realty Income Solutions, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-11 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of shares of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact me at (212) 878-8324 with any questions you may have regarding this confidential submission.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	Apollo Realty Income Solutions, Inc.

Stuart A. Rothstein

Jessica Lomm

Clifford Chance US LLP

Andrew S. Epstein